Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Partners of Host Hotels & Resorts, L.P. and Board of Directors of Host Hotels & Resorts, Inc.:

We consent to the use of our report dated February 25, 2021, with respect to the consolidated balance sheets of Host Hotels & Resorts, L.P. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, Virginia

April 15, 2021